Exhibit 99.1

Cable & Wireless agrees severance terms with Robert Lerwill

Cable & Wireless announces that Robert Lerwill, former CEO Regional, has left the company with effect from today, 30 September 2003.

The company announced on 4 June that, following the removal of the Global and Regional structures, Robert Lerwill had stepped down from the Board and would provide assistance with the transition and by introducing the new management team to key Regional contacts. That process has now been successfully completed.

Mr Lerwill, whose contract included a two-year notice period, has agreed to waive a significant portion of his contractual entitlements. Accordingly he will receive a cash payment of £337,500, equivalent to nine months’ salary, in lieu of notice. He will also receive additional pension credit, equivalent to eighteen months’ pensionable service, the capital value of which is £407,000. Mr Lerwill’s share-based awards, as shown in Cable & Wireless’ 2003 Annual Report, will vest and become exercisable in line with the rules of the schemes under which they were granted, including performance conditions where these apply.

Ends

Contacts:
Investor Relations
Louise Breen 020 7315 4460
Virginia Porter +1 646 735 4211
Caroline Stewart 020 7315 6225

Media
Susan Cottam 020 7315 4410
Peter Eustace 020 7315 4495